EXHIBIT 99.2

NOMAD ROYALTY COMPANY LTD.

TO:

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Nova Scotia Securities Commission

New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

RE:	Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 – Continuous Disclosure Obligations (“NI 51‑102”)

Following the annual and special meeting of shareholders of Nomad Royalty Company Ltd. (the ”Corporation”) held on May 10, 2021, and in accordance with section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the meeting:

1.	Election of Directors

A ballot was conducted with respect to the election of directors. The eight individuals named below were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

Name of Nominee	Votes for	%	Votes Withheld	%
Vincent Metcalfe	439,962,614	99.99	34,930	0.01
Joseph de la Plante	439,964,614	99.99	32,930	0.01
Robin Weisman	439,965,614	99.99	31,930	0.01
Susan Kudzman	439,951,069	99.99	46,475	0.01
Istvan Zollei	439,089,203	99.79	908,341	0.21
Gerardo Fernandez	439,760,614	99.95	236,930	0.05
Jamie Porter	439,961,069	99.99	36,475	0.01
Matthew Gollat	439,963,614	99.99	33,930	0.01

2. Appointment of Auditor

PricewaterhouseCoopers LLP, a partnership of chartered professional accountants, were appointed as auditor of the Corporation on a vote by ballot.

Proxies received by the Corporation prior to the meeting with respect to the resolution were voted as follows:

Votes for	%	Votes Withheld	%
445,518,627	99.99	34,972	0.01

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3. Share Consolidation

A special resolution in the form annexed as Schedule A to the management information circular of the Corporation dated April 7, 2021 (the “Circular”), authorizing an amendment to the Articles of the Corporation so as to, if deemed advisable by the Board of Directors of the Corporation, consolidate, no later than twelve months from the date of the Meeting, the issued and outstanding common shares of the Corporation on the basis of one common share for a maximum of every twenty common shares issued and outstanding, was approved on a vote by ballot.

Proxies received by the Corporation prior to the meeting with respect to the resolution were voted as follows:

Votes for	%	Votes Against	%
444,888,434	99.85	665,164	0.15

4. “Say on Pay” Vote

A resolution in the form annexed as Schedule B to the Circular, accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Executive Compensation” in the Circular, was approved on a vote by ballot.

Proxies received by the Corporation prior to the meeting with respect to the resolution were voted as follows:

Votes for	%	Votes Against	%
439,685,619	99.93	311,925	0.07

Signed the 11th day of May, 2021.

NOMAD ROYALTY COMPANY LTD.

per:	(signed) Elif Lévesque
Elif Lévesque
Secretary

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